SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

                         Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Rite Aid Services, L.L.C. 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Rite Aid Corporation
                               30 Hunter Lane
                       Camp Hill, Pennsylvania 17011


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RITE AID SERVICES, L.L.C. 401(k) PLAN

TABLE OF CONTENTS
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                                                                                  Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                             1

FINANCIAL STATEMENTS AS OF December 31, 2003 and 2002,
   AND FOR THE YEAR ENDED DECEMBER 31, 2003:

   Statements of Net Assets Available for Benefits                                  2

   Statement of Changes in Net Assets Available for Benefits                        3

   Notes to Financial Statements                                                   4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

   Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator and Participants of
   Rite Aid Services, L.L.C. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Rite Aid Services, L.L.C. 401(k) Plan (formerly the Perry Distributors, Inc. 401(k) Plan) (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 17, 2004


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RITE AID SERVICES, L.L.C. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
-------------------------------------------------------------------------------


                                                        2003              2002

ASSETS:
  Investments                                       $2,067,914       $1,800,893

  Contributions receivable:
    Employer                                               200              481
    Employee                                             2,738            2,796
                                                    ----------       ----------

        Total contributions receivable                   2,938            3,277
                                                    ----------       ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $2,070,852       $1,804,170
                                                    ==========       ==========




See notes to financial statements.

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RITE AID SERVICES, L.L.C. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


ADDITIONS:
  Employee contributions                                             $ 145,718
  Net appreciation in fair value of investments                        156,006
  Investment income                                                     64,321
                                                                   -----------

           Total additions                                             366,045

DEDUCTIONS:
  Benefit payments                                                      95,280
  Loan defaults                                                          3,802
  Other                                                                    281
                                                                   -----------

           Total deductions                                             99,363
                                                                   -----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                          266,682

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                 1,804,170
                                                                   -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $ 2,070,852
                                                                   ===========


See notes to financial statements.



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RITE AID SERVICES, L.L.C. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of the Rite Aid Services, L.L.C. 401(k) Plan (formerly the Perry Distributors, Inc. 401(k) Plan) (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on
     (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan.

     Effective January 2, 2003, employees of Perry Distributors, Inc. have become employees of Rite Aid Services L.L.C., a wholly owned subsidiary of the Plan Sponsor. The Plan has continued to be recognized by the Plan Sponsor. Accordingly, all participants are provided the same benefits that were previously provided by the Plan before the creation of Rite Aid Services, L.L.C.

     On December 11, 2002, the Plan Sponsor created the Trustee Search Committee ("TSC"), charged with engaging an institutional trustee for the Plan. Effective April 1, 2003, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than the Company stock fund. LaSalle Bank National Association was engaged to serve as the Plan trustee with respect to the Company stock fund. On that date, the TSC was renamed the Employee Benefits Administration Committee and named plan administrator ("Plan Administrator"). The Plan Administrator is responsible for the preparation of the Plan's financial statements.

     In March 1995, Perry Drug Stores, Inc. was acquired by the Plan Sponsor, who elected to continue this Plan.

     Participation--Each employee who is a member of the International Brotherhood of Teamsters, Chauffeurs, Warehousemen and Helpers of America, Local 614 becomes eligible to participate in the Plan after attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

     Contributions--Each year, a participant may elect to contribute up to 15% of the participant's pretax annual compensation, as defined in the Plan. Participants age 50 and over may make additional pre-tax contributions, as defined by the Plan. A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan. Effective June 16, 2001, the Plan Sponsor ceased making contributions to the Plan pursuant to a collective bargaining agreement dated May 27, 2001. Employees continue to contribute as described above, however, there is no Plan Sponsor match.

     Various settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $1,296 were made to the Plan. The

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     restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions. There will be no further contributions stemming from these settlement agreements. These restorative payment amounts have not been recorded in the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits as of and for the year ended December 31, 2003.

     Investment Options--The Plan provides participants with the option of investing in twelve funds. The funds vary in degree of risk and investment objective.

     Payment of Benefits--Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or installment payments as determined by the Plan Administrator.

     Loans--Loans under the Plan are not permitted. However, the Plan Administrator has identified loans made under the Plan resulting in an operational failure. To correct this operational failure, the Plan Sponsor has proposed to retroactively amend the Plan to permit a participant to have one loan outstanding at any one time. This operational failure and the proposed correction method have been identified in the Voluntary Correction Program ("VCP") described in Note 7.

     Vesting--A participant is vested immediately in the participant's voluntary contributions, plus actual earnings (losses) thereon. Vesting in the Plan Sponsor's contributions is based on years of service, as defined in the Plan document. A participant becomes fully vested in the Plan Sponsor contributions upon the participant's death, disability or attainment of normal retirement age while employed, or the occurrence of a plan termination. If not vested earlier for one of the foregoing reasons, and not subject to other exceptions described in the Plan document, a participant's account becomes fully vested upon the participant's attainment of five years of service.

     Forfeitures--When a participant withdraws from the Plan prior to becoming fully vested, the non-vested portion of the participant's account is forfeited and credited to a suspense account. The suspense account will be reallocated to participants in the same manner as matching contributions.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting--The accompanying financial statements are prepared on the accrual basis of accounting.

     Investments--The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

     The Plan had 312 and 347 shares of Company common stock at December 31, 2003 and 2002, respectively.

     The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by The Prudential Insurance Company of America.
     Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the calendar year following the year of purchase. The GIA is deemed to be fully benefit responsive, therefore, it is

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     presented at contract value which approximates fair value. The average yield was 3.25% for 2003. As of December 31, 2003 and 2002, the crediting interest rates were 3.00% and 3.75%, respectively.

     Administrative Expenses-- Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor, net of forfeitures. For the year ended December 31, 2003, the Plan Sponsor has paid substantially all administrative expenses.

     Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

     The Plan invests in mutual funds, corporate stocks and the GIA.
     Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.   INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's assets:

                                                            December 31,
                                                   ----------------------------
                                                      2003             2002

     Prudential Guaranteed Interest Account        $1,081,248       $1,008,531
     Prudential Dryden Stock Index Fund               258,194          160,010
     Prudential Jennison Growth Fund                  215,136          181,419
     Prudential MFS Total Return Fund                 214,936                -
     Prudential Active Balanced Fund                        -          160,619


     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                   Year Ended
                                                                   December 31,
                                                                      2003
                                                                  -------------

      Investments, at fair value:
        Mutual Funds                                                $ 154,963
        Common Stock                                                    1,043
                                                                   -----------
        Total appreciation                                          $ 156,006
                                                                   ===========

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4.    TAX STATUS

      The Plan obtained its latest determination letter dated July 8, 2003, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants would become fully vested in their Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor and therefore these transactions qualify as party-in-interest transactions. The Plan does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, the more significant of which was as follows:

          a) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. The estimate of the minimum account balances subject to disbursement in accordance with the Plan document at December 31, 2003 is $4,624. This defect was included within the Voluntary Correction Program ("VCP") filing with the IRS and its correction is subject to the receipt of a VCP filing compliance statement from the IRS as described below.

      In July 2001, the Plan Administrator filed a VCP with the IRS requesting a compliance statement and approval of the correction method for operational failures identified. The Plan Administrator has received a compliance statement that contains IRS approval of the correction methods submitted. This compliance statement has been signed by the Company and returned to the IRS for signature. Upon execution by the IRS, the Plan Administrator will receive a fully executed copy of the compliance statement and begin the correction process. The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Plan Sponsor.

                                  ******



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RITE AID SERVICES, L.L.C. 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
---------------------------------------------------------------------------------------------------



Identity of Issue                 Description of Investment                             Value

*Rite Aid Corporation             Company Stock Fund                                  $    1,883
*Prudential                       Guaranteed Interest Account                          1,081,248
*Prudential                       Dryden Stock Index Fund                                258,194
*Prudential                       Jennison Growth Fund                                   215,136
*Prudential                       MFS Total Return Fund                                  214,936
*Prudential                       Strategic Partners International Stock Fund             56,126
*Prudential                       MFS Mid-Cap Growth Fund                                     68
 AIM                              Small-Cap Growth Fund                                      239
 Alliance                         Growth and Income Fund                                  17,199
 Franklin Templeton               Balance Sheet Fund                                         119
 Lord Abbett                      Mid-Cap Value Fund                                          68
 Pimco                            Total Return Fund                                       54,584
*Participant Notes                Loan Fund**                                            168,114
                                                                                       ----------

                                   TOTAL                                              $ 2,067,914
                                                                                      ===========
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*Party-in-interest

**The loans range in interest rates from 5.0% to 10.5% and expire through 2021.


                                    -8-
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                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  RITE AID SERVICES, L.L.C. 401(k) Plan


                                  By: /s/ Theresa G. Nichols
                                     ------------------------------------------
                                      Theresa G. Nichols, not in her
                                      individual capacity, but solely as
                                      an authorized signatory for the
                                      Employee Benefits Administration Committee

Date:  June 28, 2004




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                               EXHIBIT INDEX

Exhibit
Number             Description
------             -----------

23                 Consent of Deloitte & Touche LLP